JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: October 31, 2025

ABDIEL CAPITAL ADVISORS, LP

By: Abdiel Capital Partners, LLC, its General Partner

By: /s/ Colin T. Moran
        Colin T. Moran, Managing Member

ABDIEL INVESTMENTS LP

By: Abdiel Investments GP LLC, its General Partner

By: /s/ Colin T. Moran
        Colin T. Moran, Managing Member

ABDIEL INVESTMENTS GP LLC

By: /s/ Colin T. Moran
        Colin T. Moran, Managing Member

INVESTMENT GROUP OF ABDIEL LP

By: Investment Group of Abdiel GP LLC, its General Partner

By: /s/ Colin T. Moran
        Colin T. Moran, Managing Member

INVESTMENT GROUP OF ABDIEL GP LLC

By: /s/ Colin T. Moran
        Colin T. Moran, Managing Member

COLIN T. MORAN

By: /s/ Colin T. Moran
        Colin T. Moran, Individually